Exhibit (a)(5)(v)

EMAIL TEMPLATE TO PETROTEQ SHAREHOLDERS

Subject Line - Viston United Swiss AG All-Cash Offer to Acquire Petroteq Energy Inc.

Body of email

Dear Petroteq Shareholder,

As discussed,

•	Petroteq shareholders to receive C$0.74 in cash per common share

•

Offer represents a premium of 279% over the most recent TSX-V closing price and a 1,032% premium over the TSX-V volume weighted average price for the 52 weeks preceding the German purchase offer announced in April 2021

•	All-cash Offer provides full and certain value and liquidity for all shareholders

•	Offer enables shareholders to avoid significant risks with the status quo

The deadline for Shareholders to tender their shares is February 7, 2022.

For More Information

For assistance or to ask any questions, Shareholders should visit www.petroteqoffer.com or contact Kingsdale Advisors, the Information Agent and Depositary in connection with the Offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com

How to Tender Shares to the Offer

If your Common Shares are held in certificated form, to accept the Offer you may deliver the certificate(s) representing your Common Shares together with a properly completed and duly executed Letter of Transmittal (printed on YELLOW paper), and all other required documents to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Detailed instructions are contained in the Letter of Transmittal that accompanies the Offer.

You are advised to contact the Depositary prior to sending your Letter of Transmittal and certificates in order to confirm the documentation that will be required to validly accept such tenders. Shareholders wishing to deliver documents by hand should contact the Depositary to make arrangements for such delivery and comply with COVID-19 protocols then in effect.

If your Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary, you should immediately contact that intermediary for assistance if you wish to accept the Offer or exercise or convert Convertible Securities into Common Shares to accept the Offer in order to take the necessary steps to be able to deposit your Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. You must instruct your broker or other intermediary promptly if you wish to tender your Common Shares.

Additional Information

This communication relates to a tender offer which Viston United Swiss AG (“Viston”), through its indirect, wholly-owned subsidiary, 2869889 Ontario Inc. (the “Offeror”), has made to Shareholders. The Offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase and Circular, the Letter of Transmittal and other related offer documents) filed by Viston on October 25, 2021. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the Offer. Subject to future developments, Viston (and, if applicable, Petroteq) may file additional documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any tender offer statement, recommendation statement or other document Viston and/or Petroteq may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Investors and security holders of Petroteq are urged to read the tender offer statement (including the Offer to Purchase and Circular, the Letter of Transmittal and other related offer documents) and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Viston through the web site maintained by the SEC at www.sec.gov or by contacting Kingsdale Advisors, the Information Agent and Depositary in connection with the offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.